UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number 1-13175
VALERO ENERGY CORPORATION THRIFT PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Antonio, Texas
June 30, 2008

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments:
Valero Energy Corporation common stock	$911,739,045	$927,520,741
Common/collective trusts	394,975,459	188,401,278
Mutual funds	384,234,998	358,596,286
Self-directed investments	159,892,706	82,886,585
Participant loans	39,281,587	38,676,151
Money market security	722,636	464,922

Total investments at fair value	1,890,846,431	1,596,545,963

Receivables:
Employer contributions	—	1,056,392
Interest and dividends	426,797	315,312
Due from brokers for securities sold	1,651,179	1,324,703

Total receivables	2,077,976	2,696,407

Cash	658,491	400,282

Net assets available for benefits at fair value	1,893,582,898	1,599,642,652

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,081,439	2,667,498

Net assets available for benefits	$1,895,664,337	$1,602,310,150

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Investment income:
Interest income	$3,236,245	$2,765,660
Dividend income	50,852,742	41,226,751
Net appreciation in fair value of investments	353,599,824	27,789,757

Total investment income	407,688,811	71,782,168

Contributions:
Employee	81,423,401	82,811,631

Employer, net of forfeitures:
Cash	12,686,590	—
Non-cash	25,240,846	36,618,239

Total employer contributions, net of forfeitures	37,927,436	36,618,239

Total contributions	119,350,837	119,429,870

Asset transfers in from other plans:
Kaneb Services LLC 401(k) Savings Plan	—	31,610,583
Premcor Retirement Savings Plan	4,578,285	23,968,276
Valero Savings Plan	—	58,857

Total asset transfers in from other plans	4,578,285	55,637,716

	531,617,933	246,849,754

Deductions from net assets:
Withdrawals by participants	(237,785,997)	(174,913,046)
Administrative expenses	(477,749)	(441,866)

Total deductions	(238,263,746)	(175,354,912)

Asset transfers out to other plans:
NuStar GP, LLC Thrift Plan	—	(15,594,110)
Valero Savings Plan	—	(124,988)

Total asset transfers out to other plans	—	(15,719,098)

	(238,263,746)	(191,074,010)

Net increase in net assets available for benefits	293,354,187	55,775,744

Net assets available for benefits:
Beginning of year	1,602,310,150	1,546,534,406

End of year	$1,895,664,337	$1,602,310,150

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2007, Valero owned and operated 17 refineries in the United States, Canada, and Aruba with a combined total throughput capacity, including processed crude oil, intermediates, and other feedstocks, of approximately 3.1 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Energy Corporation Thrift Plan (Thrift Plan) provides only general information. Participants should refer to the plan document for a complete description of the Thrift Plan’s provisions.
General
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor. The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Thrift Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.
Acquisitions, Dispositions, and Asset Transfers
On July 1, 2005, NuStar Energy L.P. (formerly Valero L.P.) completed its acquisition of Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, Kaneb). Kaneb employees, including both union and nonunion personnel, became employees of Valero. With the exception of Kaneb employees associated with assets required to be divested pursuant to a consent decree issued by the Federal Trade Commission, all nonunion Kaneb employees and certain union Kaneb employees became eligible to participate in the Thrift Plan effective July 1, 2005. Effective January 1, 2006, the remaining union Kaneb employees became eligible to participate in the Thrift Plan. Effective March 1, 2006, the Kaneb Services LLC 401(k) Savings Plan was merged into the Thrift Plan with a total account balance of $31,610,583.
On September 1, 2005, Valero completed its merger with Premcor Inc. (Premcor). Union and corporate employees of Premcor continued participation in their respective savings plans previously sponsored by Premcor. Effective October 1, 2005, former Premcor employees other than union and corporate employees identified above became eligible to participate in the Thrift Plan. On February 16, 2006, these former Premcor employees had the option to transfer their balances from the Premcor Retirement Savings

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Plan into the Thrift Plan, of which the total account balance transferred was $23,968,276. Effective January 1, 2007, certain former Premcor union employees became eligible to participate in the Thrift Plan. Effective April 9, 2007, these former Premcor employees had the option to transfer their balances from the Premcor Retirement Savings Plan into the Thrift Plan, of which the total account balance transferred was $4,578,285.
As of December 31, 2005, Valero owned approximately 23% of NuStar Energy L.P., which had no employees but was instead operated by employees of NuStar GP, LLC, a wholly owned subsidiary of NuStar GP Holdings, LLC, who were included in the Thrift Plan. NuStar GP Holdings, LLC was an indirect wholly owned subsidiary of Valero until July of 2006. In July of 2006, Valero sold approximately 41% of its ownership interest in NuStar GP Holdings, LLC through a public offering, and effective July 1, 2006, NuStar GP, LLC ceased to be an employer under the Thrift Plan. Accordingly, employees of NuStar GP, LLC became ineligible to participate in the Thrift Plan. Those employees who were participants in the Thrift Plan became fully vested in their employer accounts and had various options related to their account balances, including retention in the Thrift Plan, an election for a direct rollover to a qualified individual retirement account or other eligible retirement plan, a distribution from the Thrift Plan, or a rollover distribution of their accounts to the NuStar GP, LLC Thrift Plan. During the year ended December 31, 2006, $15,594,110 was transferred from the Thrift Plan to the NuStar GP, LLC Thrift Plan.
In addition, from time to time, asset transfers occur between the Valero Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.
Participation
Participation in the Thrift Plan is voluntary. Through June 30, 2006, employees were eligible to participate in the Thrift Plan upon the completion of 30 days of continuous service. Effective July 1, 2006, employees are immediately eligible to participate in the Thrift Plan and receive employer matching contributions. However, retail store and certain other retail employees are not eligible to participate in the Thrift Plan as they are eligible to participate in another plan sponsored by Valero.
Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service.
Contributions
Participants can make basic contributions of not less than 1% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their annual total salary. Annual total salary represents a participant’s current base salary, which includes commissions, overtime, job upgrade pay, and shift differential pay and is not reduced for pre-tax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero’s FlexPlan benefits program nor for pre-tax contributions under the Thrift Plan itself. Effective July 1, 2006, unused vacation pay paid to participants following a separation from service is not included in the definition of annual total salary. Through December 31, 2006, annual total salary also included cash bonuses;

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
however, participants could elect not to make a contribution from their bonus. Effective January 1, 2007, the definition of annual total salary was revised to exclude bonus payments unless participants affirmatively elect to include bonus payments as part of their annual total salary. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions to the Thrift Plan and, effective April 1, 2007, a participant can also make an eligible Roth rollover contribution to the Thrift Plan. For the years ended December 31, 2007 and 2006, rollover contributions totaled $5,106,444 and $7,518,472, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. Effective January 1, 2008, the definition of compensation was revised to include compensation paid by the later of (i) 2 1/2 months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the payment of compensation would have been paid to the employee during his employment.
Participants elect to make before-tax and/or after-tax contributions to the Thrift Plan. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. Effective April 1, 2007, participants may also make designated Roth contributions to the Thrift Plan, which are included in the participant’s gross income at the time of the contribution. The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax and/or Roth salary deferral contributions. The limit was $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,000 for each of the years ended December 31, 2007 and 2006. Effective April 1, 2007, all or any portion of an eligible participant’s catch-up contribution can be designated as a Roth contribution.
Valero makes an employer contribution to the Thrift Plan equal to 75% of each participant’s total basic contributions related to base salary, i.e., cash bonuses are excluded from the participant’s total annual compensation for purposes of calculating the matching contribution. In addition, Valero may make matching contributions to former Premcor union employees as prescribed in the plan document, at its discretion.
Prior to September 4, 2007, Valero made non-cash employer contributions of its common stock; however, participants could transfer 100% of Valero’s employer contributions to any other investment option offered. Effective September 4, 2007, all employer contributions are made in cash and are invested according to the investment options elected for the employee contributions.
Forfeitures
The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision may be reinstated.
Valero’s employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
rehired within five years from date of termination. Employer contributions for the years ended December 31, 2007 and 2006 were reduced by $358,260 and $318,696, respectively, related to forfeited non-vested accounts. As of December 31, 2007 and 2006, forfeited non-vested accounts available to reduce future employer contributions were $307,041 and $83,928, respectively.
Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts. Employee accounts include before-tax contributions, after-tax contributions, designated Roth contributions, rollovers, and Roth rollovers.
Vesting
Participants are vested 100% in their employee account at all times. Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.
Certain former Premcor union employees who became eligible to participate in the Thrift Plan effective January 1, 2007 became fully vested in their employer accounts.
On July 1, 2007, Valero sold its refinery in Lima, Ohio to Husky Refining Company. Effective July 3, 2007, participants who ceased to be an employee as a result of the sale of the Lima Refinery became fully vested in their employer accounts.
Effective July 1, 2007, participants who terminated their service with Valero under the terms of certain early retirement programs enacted during 2007 became fully vested in their employer accounts.
Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, mutual funds, common/collective trusts, the Vanguard Multi-Cap Core Fund, and other self-directed investments. Investments in the Vanguard Multi-Cap Core Fund are comprised of investments in the Vanguard PRIMECAP Fund (a mutual fund) and a money market security.
Effective September 4, 2007, participants may not designate more than 20% of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in Valero common stock.
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:
•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Thrift Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant’s before-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Thrift Plan for a period of at least six months.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.
Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Thrift Plan until their accounts are distributed.
In 2006, the Thrift Plan was amended to allow for withdrawals of up to $100,000 to qualified participants who sustained economic losses due to Hurricanes Katrina, Rita, and/or Wilma.  This withdrawal election was available to qualified participants prior to January 1, 2007.
Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their employee account and the vested portion of their employer account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan may not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2007, interest rates on outstanding participant loans ranged from 5.0% to 11.0% with maturity dates ranging from January 2008 to November 2022. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Plan Expenses
The Thrift Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Thrift Plan are paid by Valero. Valero also provides certain other services at no cost to the Thrift Plan. Investment expenses relating to individual participant transactions, such as fund withdrawal fees, are deducted from the respective participant’s account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Thrift Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of December 31. Money market securities and participant loans are valued at cost, which approximates fair value. The Thrift Plan’s investments in the Merrill Lynch Equity Index Trust and the Barclays LifePath Portfolios are stated at fair value as determined by the issuers of the funds based on the fair value of the underlying assets.
As described in Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Thrift Plan. As required by the FSP, investments in common/collective trusts that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
As provided in the FSP, the Thrift Plan’s investment in the Retirement Preservation Trust, a common/collective trust which is fully benefit-responsive, is presented in the statement of net assets available for benefits at the fair value of units held by the Thrift Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the fully benefit-responsive investment contracts is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.
The Thrift Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
New Accounting Pronouncement
FASB Statement No. 157
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Thrift Plan is in the process of evaluating the impact of Statement No. 157 on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Investments
Investments that represent 5% or more of the Thrift Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006
Valero Energy Corporation common stock	$911,739,045	$927,520,741
Retirement Preservation Trust (contract value of $226,715,738 and $143,113,738, respectively)	224,634,299	140,446,240
American Funds EuroPacific Growth Fund*	126,198,107	59,885,228

*	As of December 31, 2006, this investment is less than 5% of the Thrift Plan’s net assets available for benefits but is shown in the above table for comparative purposes only.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Thrift Plan’s investment in shares of Valero common stock represents 48.2% and 58.1% of total investments at fair value as of December 31, 2007 and 2006, respectively. The closing price for Valero common stock was $39.96, $70.03, and $51.16 on June 27, 2008, December 31, 2007, and December 29, 2006, respectively.
During the years ended December 31, 2007 and 2006, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2007	2006
Valero Energy Corporation common stock	$334,127,075	$4,332,112
Mutual funds	13,878,610	10,934,879
Common/collective trusts	614,722	6,371,646
Self-directed investments:
Common stock	5,687,398	5,660,220
Mutual funds	(696,316)	490,527
Preferred stock	(7,214)	373
Corporate bonds	(4,451)	—

Net appreciation in fair value of investments	$353,599,824	$27,789,757

For the years ended December 31, 2007 and 2006, dividend income included $7,313,339 and $5,676,980, respectively, of dividends paid on Valero common stock.
4. Party-in-Interest Transactions
Certain Thrift Plan investments are shares of common/collective trusts, a money market security, and mutual funds managed by an affiliate of Merrill Lynch, the trustee of the Thrift Plan and a party-in-interest with respect to the Thrift Plan. In addition, the Thrift Plan allows for investment in Valero’s common stock. Valero, the sponsor of the Thrift Plan and a party-in-interest with respect to the Thrift Plan, provides accounting and administrative services at no cost to the Thrift Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
5. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
6. Tax Status
The Internal Revenue Service (IRS) has determined and informed Valero by a letter dated April 26, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Valero submitted an application to the IRS in January 2008 requesting an updated determination letter; the application is currently under review by the IRS.
7. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$1,895,664,337	$1,602,310,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,081,439)	(2,667,498)
Amounts allocated to withdrawing participants	(607,167)	(448,778)
Deemed distributions of participant loans	(438,553)	—

Net assets available for benefits per the Form 5500	$1,892,537,178	$1,599,193,874

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Withdrawals by participants per the financial statements	$237,785,997	$174,913,046
Amounts allocated to withdrawing participants as of end of year	607,167	448,778
Amounts allocated to withdrawing participants as of beginning of year	(448,778)	(519,911)

Benefits paid to participants per the Form 5500	$237,944,386	$174,841,913

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Investment income per the financial statements	$407,688,811	$71,782,168
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of end of year	(2,081,439)	(2,667,498)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of beginning of year	2,667,498	—

Investment income per the Form 5500	$408,274,870	$69,114,670

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans	438,553	—

Deemed distributions of participant loans per the Form 5500	$438,553	$—

VALERO ENERGY CORPORATION THRIFT PLAN
EIN: 74-1828067
Plan No. 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2007

Identity of Issue/Description of Investment	Current Value
Common stock:
*Valero Energy Corporation	$911,739,045

Common/collective trusts:
Barclays LifePath 2010 Portfolio	5,452,993
Barclays LifePath 2015 Portfolio	15,329,673
Barclays LifePath 2020 Portfolio	26,253,585
Barclays LifePath 2025 Portfolio	27,702,343
Barclays LifePath 2030 Portfolio	21,179,904
Barclays LifePath 2035 Portfolio	8,291,061
Barclays LifePath 2040 Portfolio	5,348,038
Barclays LifePath 2045 Portfolio	2,066,027
Barclays LifePath 2050 Portfolio	558,320
Barclays LifePath Retirement Portfolio	3,396,358
*Merrill Lynch Equity Index Trust	54,762,858
*Retirement Preservation Trust	224,634,299

Total common/collective trusts	394,975,459

Mutual funds:
American Funds EuroPacific Growth Fund	126,198,107
American Funds Growth Fund of America	82,779,186
Ariel Fund	17,384,762
*BlackRock Basic Value Fund, Inc.	54,115,962
*BlackRock Small Cap Growth Equity Portfolio	4,690,092
Pioneer Bond Fund	41,395,358
Vanguard PRIMECAP Fund	54,000,792
Victory Small Company Opportunity Fund	3,670,739

Total mutual funds	384,234,998

Self-directed investments	159,892,706

*Participant loans (interest rates range from 5.0% to 11.0%; maturity dates range from January 2008 to November 2022)	39,281,587

Money market security:
*Merrill Lynch Retirement Reserves	722,636

Total investments at fair value	$1,890,846,431

*	Party-in-interest to the Thrift Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation Benefit Plans Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 30, 2008